ENTRAVISION COMMUNICATIONS CORPORATION 2425 Olympic Blvd., Suite 6000 West Santa Monica, CA 90404

T 310.447.3870 F 310.447.3899

June 8, 2006

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	Entravision Communications Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

File No. 1-15997

Ladies and Gentlemen:

We respectfully submit below the responses of Entravision Communications Corporation, a Delaware corporation, to the comments of the SEC Staff contained in your letter dated May 9, 2006. For your convenience, we have included each of your comments from that letter, immediately followed by Entravision’s response. Along with its EDGAR-filed copy, Entravision is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

Comment #1: We note that you define ‘EBITDA as adjusted’ to mean broadcast cash flow less corporate expenses and that you use the term because the measure does not include non-cash stock-based compensation and gain (loss) on sale of assets. In addition, it appears that in your reconciliation you are excluding other items from the definition of EBITDA as adjusted. Please provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss). In this regard, you should explain that the calculation of ‘EBITDA as adjusted’ also excludes the following:

•	“Loss on debt extinguishment,”

•	“Equity in net earnings of nonconsolidated affiliates”

•	“Gain on disposal of discontinued operations,” and

•	“Loss from discontinued operations.”

Also note that you should discuss why management believes it is relevant and useful to exclude these items from the non-GAAP financial measure.

Response: Entravision proposes to change the description of “EBITDA as adjusted” to “consolidated adjusted EBITDA” so it is consistent with our syndicated bank credit facility. We would define consolidated adjusted EBITDA as follows in future filings:

“Consolidated adjusted EBITDA means operating income (loss) plus gain (loss) on sale of assets, depreciation and amortization, non-cash stock-based compensation included in operating and corporate expenses and syndication programming amortization less syndication programming payments. We use the term consolidated adjusted EBITDA because that measure is defined in our syndicated bank credit facility and does not include non-cash stock-based compensation, gain (loss) on sale of assets and syndication programming amortization and does include syndication programming payments. The definition of operating income (loss), and thus consolidated adjusted EBITDA, excludes loss on debt extinguishment, equity in net earnings (loss) of nonconsolidated affiliates, gain on disposal of discontinued operations and loss from discontinued operations.”

“Since our ability to borrow from our syndicated bank credit facility is based on a consolidated adjusted EBITDA financial covenant, we believe that it is important to disclose consolidated adjusted EBITDA to our investors. Our syndicated bank credit facility contains certain financial covenants relating to maximum net debt ratio, senior debt ratio, maximum capital expenditures and fixed charge coverage ratio. The maximum net debt ratio, or the ratio of consolidated total debt minus cash, up to a maximum of $20 million, to consolidated adjusted EBITDA, affects our ability to borrow from our syndicated bank credit facility. Under our syndicated bank credit facility, our maximum net debt ratio may not exceed 7.5 to 1 on a pro forma basis for the prior full four quarters. The actual maximum net debt ratios were as follows (in each case as of December 31): 2005, 5.3 to 1; 2004, 5.8 to 1; 2003, 5.4 to 1. Therefore, we were in compliance with this covenant at each of those dates. We entered into our new syndicated bank credit facility in September 2005, so we were not subject to the same calculations and covenants in prior years. However, for consistency of presentation, the foregoing historical ratios assume that our current definition had been applicable for all periods. The maximum net debt ratio also affects the interest rate charged for any revolving loans we may have outstanding, thus affecting our interest expense.”

“While many in the financial community and we consider consolidated adjusted EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income and net income. As consolidated adjusted EBITDA excludes non-cash gain (loss) on sale of assets, non-cash depreciation and amortization, non-cash stock-based compensation awards and syndication programming amortization and includes syndication programming payments, consolidated adjusted EBITDA has certain limitations because it excludes and includes several important non-cash financial line items. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business.”

As you will note, Entravision has decided to remove the non-GAAP measures, broadcast cash flow and EBITDA as adjusted, from future filings. Although both broadcast cash flow and EBITDA as adjusted are important to us, we believe that our analysts and investors are more focused on consolidated adjusted EBITDA. Therefore we propose to disclose only consolidated adjusted EBITDA, as a non-GAAP measure, in future filings.

With that background, please see Entravision’s specific responses to the comments.

As you can see from the proposed revised footnote, Entravision has provided a new definition of consolidated adjusted EBITDA to provide a clear understanding on how it is calculated and how it differs from net income (loss). Entravision has also disclosed that loss on debt extinguishment, equity in net earnings (loss) of nonconsolidated affiliates, gain on disposal of discontinued operations and loss from discontinued operations are excluded from consolidated adjusted EBITDA. Entravision has expanded the disclosure to describe why these items should be excluded from the non-GAAP financial measure. Entravision will amend this definition in the future if other non-cash line items are added or deleted or if the covenants in the syndicated bank credit facility changes.

Entravision believes that the proposed revised footnote disclosure and the table reconciling consolidated adjusted EBITDA to net income (loss) shows, both qualitatively and quantitatively, the differences between the non-GAAP and GAAP measures. Entravision will include the disclosure above and the table reconciling consolidated adjusted EBITDA to net income (loss) to show how the non-GAAP measure differs from GAAP in future filings.

Comment #2: You disclose that on September 2005 you entered into an agreement with Univision for which you have agreed to sell in an underwritten public offering up to a specified number of shares of your Class A common stock and with the proceeds to repurchase the same number of your Class U common stock owned by Univision. In this regard, tell us how you evaluated the guidance of SFAS 150 and EITF D-98 to determine the classification and measurement of your Class U common stock subject to repurchase.

Response: Entravision has evaluated the September 2005 agreement with Univision in accordance with SFAS 150 and EITF D-98 and has determined that Entravision does not have any obligation to Univision to redeem the Class U common stock for cash or other assets. The agreement provides a registration right in favor of Univision, requiring Entravision to use all reasonable efforts to register and sell Class A common stock shares in the form of a public offering. Any public offering proceeds, net of public offering fees, would be paid to Univision in exchange for the Class U common stock. The number of Class A common stock shares registered and sold would be equal to the number of Class U common stock shares held by Univision.

In accordance with SFAS 150 and EITF D-98, Entravision has determined that the Class U common stock subject to repurchase is not (1) a mandatorily redeemable financial instrument, (2) an obligation to repurchase the equity shares by transferring cash or assets, or (3) an obligation to issue a variable number of shares. The Class U common stock is not a mandatorily redeemable financial instrument since it will not be redeemed by any transfer of cash or assets on a specified or determinable date or upon an event that is certain to occur. Entravision does not have any obligation to repurchase the equity shares by transferring cash or assets. Entravision has no obligation to issue a variable number of shares.

Entravision reviewed the guidance of SFAS 150 and EITF D-98 and determined that the Class U common stock should be classified in permanent equity and initially measured at fair value.

Comment #3: It appears that you are using the non-GAAP financial measures of ‘broadcast cash flow’ and ‘EBITDA as adjusted’ to evaluate the liquidity of your operations. If management uses these non-GAAP measures to evaluate liquidity, they should be reconciled to the most closely comparable GAAP measure of liquidity which is ‘cash flows from operating activities’. In addition, you should expand your disclosure to discuss the substantive reasons for why management believes the presentation of ‘broadcast cash flow’ and ‘EBITDA as adjusted’ provides useful information to investors regarding the company’s liquidity. Also your discussion should, at a minimum, disclose the following:

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, cash flows from operating activities; and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Response: Entravision has included a reconciliation between EBITDA as adjusted and net income (loss) in all prior filings. Our bank credit facility also requires the calculation of consolidated adjusted EBITDA from net income (loss), which is consistent with the reconciliations in our filings. Entravision believes that the reconciliation between consolidated adjusted EBITDA and net income (loss) is more relevant than a reconciliation between consolidated adjusted EBITDA and cash flows provided by (used in) operating activities, since the reconciliation as presented is consistent with our syndicated bank credit facility calculation. Furthermore, since we reconcile consolidated adjusted EBITDA to net income (loss) and we reconcile net income (loss) to cash flows provided by (used in) operating activities in our statement of cash flows, we believe the information presented effectively reconciles to both measures, net income (loss) and cash flows provided by (used in) operating activities.

Entravision has removed the references to liquidity in the proposed revised footnote (see response to Comment #1). Additionally, Entravision has decided to remove the non-GAAP measure, broadcast cash flow, from future filings.

As you can see from the proposed revised footnote (see response to Comment #1), Entravision has expanded the disclosure to discuss the substantive reasons why management believes consolidated adjusted EBITDA is useful, the limitations with consolidated adjusted EBITDA and how management uses GAAP and non-GAAP measures together to overcome the limitations.

Comment #4: Tell us what you mean by “we anticipate that broadcast cash flow will continue to increase in future periods, both in absolute dollars and as a percentage of net revenue”. It appears that ‘absolute dollars’ could imply that you have excess cash flow or residual cash flow. Please note that your measure of broadcast cash flow should not be used in a manner to imply that the measure represents residual cash flow available for discretionary expenditures. Please refer to question 13 of our FAQ document for additional guidance.

Response: Entravision attempted to explain that broadcast cash flow would increase in total U.S. dollars and that broadcast cash flow would also increase as a percentage of revenue. The term “absolute dollars” was used to mean that Entravision expected cash flow (total dollars) to increase. However, since the term “absolute dollars” could imply that the Company has excess cash flow or residual cash flow, Entravision will remove the term “absolute dollars” to avoid confusion in future filings. As you can see from the proposed revised footnote (see response to Comment #1), Entravision has decided to remove the non-GAAP measure, broadcast cash flow, from future filings.

Comment #5: You disclose that you believe that your investors should use the measures because they may provide a better comparability of your liquidity to that of your competitors. In addition, you are saying that your definitions of ‘broadcast cash flow’ and ‘EBITDA as adjusted’ differ from those of many companies reporting similar named measures. We believe that this type of disclosure is not helpful to your investors and is rather vague and confusing. Please revise your disclosure to explain in clear language why the measures help your investors assess your liquidity strength and how the measures differ from those of your competitors.

Response: As you can see from the proposed revised disclosure (see response to Comment #1), Entravision will expand the disclosure in future filings to explain why consolidated adjusted EBITDA is important to our financial covenants. Entravision has removed the references to liquidity and broadcast cash flow in the proposed revised footnote (see response to Comment #1).

Additionally, we will revise our disclosure to remove any reference to our competitors. We do not believe we should determine how our measure differs from our competitors as it would require us to make a subjective decision on identifying our competitors and would also require us to analyze our competitors and make financial assumptions about them, which are beyond our ability.

Comment #6: We refer to your disclosure that you entered into a new syndicated bank credit facility in September 2005 and that you were not subject to the same calculations and financial covenants in prior years. You also disclose at page 50 that your syndicated credit facility contains certain financial covenants relating to maximum net debt ratio, senior debt ratio, maximum capital expenditures and fixed charge coverage ratio. However, since you are disclosing that your calculation of EBITDA as adjusted is substantially similar to the measures used in the financial covenants included in your syndicated bank credit facility it is unclear how your ratio of ‘net indebtedness’ to ‘consolidated adjusted EBITDA’ meets the definition of the financial covenants as set forth in your syndicated credit facility. Please note that you should disclose the circumstances surrounding your use of the non-GAAP measure to demonstrate compliance with the financial covenants contained in your credit agreement. In addition, you should

•	Describe clearly the financial covenants requirements under your credit agreement;

•	Compare the non-GAAP measure you disclosed with the required EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA;

•	Disclose whether or not you were in compliance with the financial covenant.

Response: As you can see from the proposed revised footnote (see response to Comment #1), Entravision will expand the disclosure on the financial covenants in future filings, including how maximum net debt ratio is calculated, the covenant requirement and our compliance with the covenant. Entravision will calculate consolidated adjusted EBITDA according to the syndicated bank credit facility and will include a table reconciling consolidated adjusted EBITDA to net income (loss) in future filings.

Comment #7: We believe that your discussion of your sources and uses of cash should provide an analysis of the drivers and factors that contributed to the changes in your cash flow for the period. In addition, you should discuss known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way and your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Please note that your discussion and analysis of cash flows should not be boilerplate disclosures and mere recitation of changes and other information evident to readers from the financial statements.

Please revise to provide not only a “discussion” but also an “analysis” of historical information as well as primary drivers of and other material factors that could impact your liquidity and capital resources.

Response: Entravision will include disclosure and an analysis addressing these various items in future filings.

Comment #8: We note your disclosure at page 57 that you combined your radio properties into market clusters to determine the fair value of your reporting unit. However, it is unclear to us how you determine the fair value of your broadcast licenses. Addressing the indicators in EITF 02-7 tell us in detail how you determine the unit of accounting you used to test your broadcasting licenses for impairment.

Response: Entravision engaged an independent appraiser experienced in valuing radio broadcast properties to conduct an appraisal of the fair value of our broadcast operations. Based on our historical acquisition appraisal experience, we allocated 93% of the value to the broadcast license and 7% to the fixed assets. The independent appraiser grouped the broadcast licenses within an individual market into a cluster as they are operated together as a single unit. In the broadcast industry, operating multiple broadcast licenses as a single unit is typical to improve efficiency and maximize profitability by leveraging physical facilities, personnel and management. Entravision believes that combining the broadcast licenses is appropriate and consistent with the following indicators in EITF 02-7:

EITF 02-7, Indicator #1: “The marketing or branding strategy provides evidence that the intangible assets are complementary.”

Entravision has one general manager or brand manager that manages the broadcast licenses within an individual market. The general manager supervises a sales department that sells all of the radio formats as a package so the advertiser can reach various demographic groups of a diverse population within an individual market.

EITF 02-7, Indicator #2: “The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).”

Entravision purchased and combined broadcast licenses within an individual market to provide advertising to our customers. The licenses are used together to improve efficiency and maximize the profitability by leveraging physical facilities, personnel and management. For example, there is one financial manager, one human resources manager, one scheduling manager and one sales group for all of the broadcast licenses. Entravision does not prepare discrete financial statements or cash flows for each broadcast license, as the cash flows are combined and are not independent of each other in almost all cases.

EITF 02-7, Indicator #3: “The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (a) it is unlikely that a substantial portion of the assets would be sold separately or (b) the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.”

The intangible assets as a group represent the highest and best use of the assets. Based upon our experience, broadcast licenses sold within an individual market in one transaction have a higher sale value than assets sold separately, as they are more profitable. Entravision has confirmed with an independent appraiser experienced in valuing radio broadcast properties that the broadcast licenses would yield the highest price if sold together. Entravision has sold broadcast licenses as a cluster in the past and currently intends to endeavor to sell them in this manner in the future, if Entravision decides to sell any broadcast licenses.

Comment #9: Please provide similar disclosure in your MD&A of the underlying reason for accelerating the vesting of all of the company’s outstanding unvested stock options with an exercise price greater than $7.80. We note that in order to inform investors about modification transactions and management’s reasons for entering into those transactions, you should specifically disclose any modifications to accelerate the vesting of out-of-the-money share options in anticipation of adopting Statement 123R, including the reasons for modifying the option terms. In this regard note that paragraph 47 of SFAS 123 indicates that for each year an income statement is provided, the terms of significant modifications of outstanding awards shall be disclosed.

Response: Entravision will include similar disclosure in our MD&A, as well as in our notes to our financial statements, in future filings.

Comment #10: You disclose that the company incurred an obligation to remove 500 billboards from LA in 2004 as a result of a new ordinance passed by the city. In addition you disclose on page 26 that the city of New York is proposing to regulate outdoor advertising with Rule 49. We also note that you disclose on page 33 that substantially all of your outdoor advertising structures are located on property pursuant to leases. Tell us how you evaluated the guidance of SFAS 143 and FIN 47 to determine if a liability should be recognized for the removal of the billboards and restoration of the leased properties back to its original condition.

Response: The Company evaluated the provisions of SFAS 143 and FIN 47 during their respective years of adoption and continues to address them. With respect to the eventual removal of 500 of our 8-sheet billboards in Los Angeles, Entravision determined that the cost to remove the billboards has a small incremental cost and is immaterial. Per SFAS 143, Paragraph 28 and FIN 47, Paragraph 11, “the provisions of this statement/interpretation need not be applied to immaterial items”.

With respect to our New York billboard inventory and the potential effects of proposed Rule 49, as Entravision noted on page 26 of our 2005 10K, proposed Rule 49 is currently under consideration by the Department of Buildings, and at this time Entravision cannot predict what the final rule will provide, nor can Entravision estimate with certainty the impact that Rule 49, if implemented, will have on our New York billboard inventory. Entravision also stated in our 2005 10-K that such regulation could have a negative impact on our New York inventory. However, please note that proposed Rule 49 applies only to the content of the advertising displayed on the New York billboards, not to the physical structures themselves. Rule 49 has not been adopted but there does not appear to be any evidence that would lead us to believe that Entravision would be required to remove the billboards if proposed Rule 49 were adopted.

Furthermore, our billboard lease agreements can be broken down into two general types of leases, and under both types of these lease agreements, the Company is not legally obligated to incur any removal or restoration costs to the landlords if or when the leases terminate or expire.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at (310) 447-3895.

Sincerely,

/s/ Marissa de la Rosa
Marissa de la Rosa
Corporate Counsel

cc:	Walter F. Ulloa

Philip C. Wilkinson

John F. DeLorenzo

Mark A. Boelke, Esq.

Lance Jon Kimmel, Esq.